Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
July 25, 2012

July 25, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporate Finance
Attn: Jeffrey Riedler, Assistant Director
100 F Street, N.E.
Washington, D.C. 20549

Re: Midwest Holding Inc.
Amendment No. 5 to Registration Statement on Form 10-12G Filed June 20, 2012
File No. 000-10685

Dear Mr. Riedler:

On behalf of Midwest Holding Inc. (the “Company”), submitted below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated June 28, 2012 in connection with the above-referenced filing. For your convenience, the responses set forth below have been placed in the order in which the Staff presented the Comments and the text of each Comment is presented in bold italics before each response.

Consolidated Financial Statements for the Period Ended December 31, 2010

Note 6. Reinsurance, page F-48

1. We are considering your response to prior comment one. Tell us why management believes that your current presentation offers the users of the Company’s financial statements the clearest picture of the risks associated with entering into this reinsurance transaction. Your response should also address how your current presentation gives users of the financial statements a clear picture of the risks associated with this reinsurance transaction for the duration of the coinsurance agreement. Also, your analysis to quantitatively illustrate the impact of the misstatement in the income statement did not state whether you determined the impact of the misstatement of revenue and expenses to be quantitatively material. Using quantitative factors, tell us how you and your auditors concluded that the individual line items, subtotals, or totals in the financial statements did not materially misstate the financial statements taken as a whole. Regarding the factors you considered in concluding that the misstatement of revenue or expenses was not material to the financial statements, please address the following:

   It appears that the Security National assumption transaction may impact revenue and expenses in the future. Explain to us how the revenues and related expenses of this transaction are non-recurring;
  Tell us why the misstatement did not mask other trends, such as total revenue or expenses; and,
  The assumption transaction appears to be material to your business. Tell us why you believe the misstatement does not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
July 25, 2012

The deferred annuity portion of the reinsurance transaction with Security National Life Insurance Company (Security National) was recorded as both income and expense. Management believes that its current presentation in the 2010 Consolidated Statement of Operations offers the users of the Company’s financial statements the clearest picture of the risks associated with entering into this reinsurance transaction. The main risks associated with the transaction are the risk that the initial premium paid to Midwest by Security National was inadequate, that the interest earned on assets assumed may or may not produce investment yields commensurate with the guaranteed rates on the deferred annuities, and the risk that obligations will have to be paid sooner than expected.

The Company was entitled to the original premium and thus the Company recognized the premium and recorded its best estimate of the liabilities at the same date. Subsequently, the Company reevaluates these liabilities at each reporting period and has determined the appropriate liability for those reinsured contracts. The deferred annuity contracts that were assumed by Midwest from Security National were all fully paid as the policyholders were not continuing to make contributions to the annuity balances, and therefore Midwest was exposed to the risks noted above immediately at the consummation of the transaction.

Management believes that the Company’s accounting policy for recognizing the deferred annuity portion of the reinsurance transaction with Security National as both income and expense is supported by Accounting Standards Codification (“ASC”) 944. ASC 944 provides industry specific guidance for accounting and reporting by insurance enterprises. Included in ASC 944 is specific guidance on accounting for reinsurance of short-duration and long-duration contracts (formerly Statement of Financial Accounting Standards (“SFAS”) 113 as amended).

The key references in ASC 944 that we have relied on to support our accounting policies regarding the Security National reinsurance transaction are provided below.

ASC 944-20-15-59 through 15-61 provides that, “Indemnification of the ceding entity against loss or liability relating to insurance risk in reinsurance of long-duration contracts requires the reasonable possibility that the reinsurer may realize significant loss from assuming insurance risk. Consistent with the definition of investment contract, a contract that does not subject the reinsurer to the reasonable possibility of significant loss from the events insured by the underlying insurance contracts does not indemnify the ceding entity against insurance risk. The evaluation of mortality risk or morbidity risk in contracts that reinsure universal life-type policies shall be consistent with the criteria in paragraphs 944-20-15-16 through 15-19. Evaluation of the presence of insurance risk in contracts that reinsure other long-duration contracts (such as those that reinsure ordinary life contracts or contracts that provide benefits related only to illness, physical injury, or disability) also shall be consistent with those criteria.”

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
July 25, 2012

Management believes that we have indemnified Security National relating to insurance risk of long duration contracts and we have a possibility of realizing significant loss from the assumption of the risk as discussed in greater detail below.

ASC 944-20-15-16 provides, “A mortality or morbidity risk is present if, under the terms of the contract, the entity is required to make payments or forego required premiums contingent on the death or disability (in the case of life insurance contracts) or the continued survival (in the case of annuity contracts) of a specific individual or group of individuals.”

The deferred annuities assumed as part of the Security National transaction were fully paid by the policyholders and we received a single premium in exchange for agreeing to make payments under the terms of the contracts that Security National had with their primary insured. Management believes that the reinsurance arrangement exposes us to mortality risk (as defined by ASC 944-20-15-16). Under the terms of the underlying policies, if a policyholder were to die prior to commencing the payout phase, we would be obligated to pay the policy beneficiaries the surrender value of the contract thus exposing us to both underwriting and timing risk. Additionally, if the policyholder were to live longer than we anticipated, we would still be obligated to credit interest to the annuity balance with a guaranteed interest rate in accordance with the contract we assumed and we would be obligated to pay monthly benefit payments for which no premiums would have been collected. We have accepted this mortality risk and fully acknowledge the risk by accepting the premium and recording the liability reserve associated with our obligation to the primary insured. We accept that we may or may not have taken in an adequate amount of premium associated with the contracts. If we have not adequately priced the contract to reflect our obligation to the policyholders, we would still have an obligation to perform on the contract.

ASC 944-20-15-21 provides, “If the mortality and morbidity risk associated with insurance benefit features offered in a contract is deemed to be nominal—that is, a risk of insignificant amount or remote probability—the contract shall be classified as an investment contract; otherwise, it shall be considered an insurance contract. There is a rebuttable presumption that a contract has significant mortality risk if the additional insurance benefit would vary significantly in response to capital markets volatility.” Management considered the assumed deferred annuities to be an insurance contract as the deferred annuities assumed as part of the Security National transaction have significant mortality risk as described in the preceding paragraph.

ASC 944-20-15-23 provides, “If the fees assessed on a contract and insurance benefits provided by the contract are fixed and guaranteed or if the contract is short duration, the contract should be classified as a traditional long-duration contract or short-duration contract, respectively.” The fees of the assumption agreement were paid in a single premium and thus the deferred annuities were classified as a long-duration contract.

ASC 944-20-15-37 provides, “The guidance in the Reinsurance Subsections of this Subtopic applies to the following instruments: a. Any transaction, regardless of its form, whose individual terms indemnify an insurer against loss or liability relating to insurance risk.”

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
July 25, 2012

ASC 944-20-15-40 provides that, “Determining under paragraph 944-20-15-37(a): whether a contract with a reinsurer provides indemnification against loss or liability relating to insurance risk requires a complete understanding of that contract and other contracts or agreements between the ceding entity and related reinsurers. A complete understanding includes an evaluation of all contractual features that do either of the following:

a. Limit the amount of insurance risk to which the reinsurer is subject (such as through experience refunds, cancellation provisions, adjustable features, or additions of profitable lines of business to the reinsurance contract)

b. Delay the timely reimbursement of claims by the reinsurer (such as through payment schedules or accumulating retentions from multiple years).”

Management believes that the deferred annuities assumed as part of the Security National transaction falls within the Reinsurance Subsection as the terms of the contract indemnify Security National against loss or liability relating to insurance risk as there is no limit to the amount of insurance risk that we are subject and there is no delay in reimbursement of claims by us.

ASC 944-605-25-3 provides, “Because no single function or service is predominant over the periods of most types of long-duration contracts, premiums shall be recognized as revenue over the premium paying periods of the contracts when due from policyholders. This includes premiums from wholelife contracts, guaranteed renewable term life contracts, title insurance contracts, and participating life insurance contracts that meet the criteria in paragraph 944-20-15-3.” Management has accounted for its single premium when due related to the deferred annuities in accordance with the guidance above.

In our previously filed response dated June 20, 2012, we acquiesced to the SEC’s position that the reinsurance premiums and related losses for the deferred annuities be presented on a net basis. After further reflection and research, as described herein, Management withdraws its previous statement that the gross presentation in its 2010 Consolidated Statement of Operations was a misstatement.

Management’s belief is that its recording of the deferred annuity amounts did not misstate the Company’s 2010 total revenues or total expenses. Further, under either a gross or net presentation, the Company’s net loss and net loss per common share remained unchanged. At the time the Company entered into the reinsurance contract with Security National, it was faced with lower interest rates, fewer years to investment its premiums, and a policyholder base that was closer to its projected life expectancy than when the contracts were originally written by Security National. Management notes that in most reinsurance transactions it likely would have charged a premium less than its estimate of the ultimate losses as the Company would factor in investment returns in its policy pricing. However, in this circumstance, the Company received a single premium, was not entitled to additional premiums or deposits from the policyholders as this was a closed block of business, and lacked the time to earn an adequate return on its premium, and therefore, adjusted its premium upwards to its estimate of the fair value of the liabilities assumed under the contract. The ceding entity in the transaction, Security National, acknowledged and accepted these circumstances through its payment of the premium to the Company. Management notes that the premium received matched the liabilities assumed for the deferred annuities as part of the Security National reinsurance transaction. We believe that the fact that the premium matched the estimated fair value of the liabilities assumed does not preclude a gross presentation in the income statement. We do not consider the fact that the premium was equal to the liabilities assumed to change the appropriate accounting behind the transaction. Further, had the premiums not matched our estimate of the fair value of the liabilities assumed, we believe the SEC would have allowed, or required, the disaggregated presentation that our 2010 Consolidated Statement of Operations currently reflects, in accordance with ASC 944.

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
July 25, 2012

Management evaluates each unique, significant transaction, such as this, for proper presentation and disclosure. Management’s evaluation considered the following:

1)	The presentation in the 2010 Consolidated State of Operations and the accompanying footnotes provided the readers of the financial statements with full disclosure of the details of the Security National assumption transaction and its accounting treatment.
2)	The revenues and related expenses of the Security National initial assumption transaction were non-recurring. The Company does not plan on entering into a similar reinsurance transaction at this time.
3)	The disaggregated presentation of the revenue from this transaction in a separate line item allowed the readers to easily discern the regular recurring premiums from this non-recurring reinsurance transaction.
4)	The premiums and related losses had no earnings impact.
5)	There would be no future premiums resulting from this contract and losses may emerge in the future related to this contract.
6)	This transaction did not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability. The Company does not plan on entering into a similar reinsurance transaction at this time.

Because Management believes that it has properly presented its assumption of the Security National deferred annuities and that the transaction will not have any impact on or be presented in any of the Company’s future quarterly or annual filings, the Company requests that the SEC accepts its 2010 Consolidated Statement of Operations as presented.

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
July 25, 2012

     On behalf of the Company, the undersigned acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Mark Oliver

Mark Oliver
Secretary/Treasurer

cc:	David J. Routh, Esq.
Cline Williams Wright Johnson & Oldfather, L.L.P.
233 South 13th Street -1900 U.S. Bank Building
Lincoln, Nebraska 68508